

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

May 30, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 25, 2018 The Nasdaq Stock Market (the "Exchange") received from

Hancock Jaffe Laboratories, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)

for the registration of the following securities:

Common Stock, par value $0.00001 per share
Warrants, each to purchase one share of Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and

registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with

effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery